Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Six Months
	Ended	Years Ended
	December 30,	July 1,	July 2,	July 3,	June 28,	June 29,
	2006	2006	2005	2004	2003	2002
Earnings, as defined:
Income from continuing operations before income taxes, minority interest and income/loss from equity investees	$112,830	$417,543	$343,099	$397,512	$545,838	$472,296
Fixed charges	90,168	44,366	52,596	52,743	59,538	18,491
Amortization of capitalized interest	2,024	4,227	5,000	6,438	7,990	9,219
Distributed income of equity investees	—	—	3,030	3,943	4,929	3,920
Interest capitalized	(1,904)	(4,656)	(1,694)	(1,353)	(1,839)	(5,536)
Minority interest in pre-tax income	(910)	(1,224)	(55)	100	—	—

Total earnings, as defined	$202,208	$460,256	$401,976	$459,383	$616,456	$498,390

Fixed charges, as defined:
Interest expense	$78,692	$26,075	$35,244	$37,411	$44,245	$2,509
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,279	—	—	—	—	—
Interest factor in rental expenses	9,197	18,291	17,352	15,332	15,293	15,982

Total fixed charges, as defined	$90,168	$44,366	$52,596	$52,743	$59,538	$18,491

Ratio of earnings to fixed charges	2.24	10.37	7.64	8.71	10.35	26.95

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form S-4.